Exhibit 99.26

COASTAL CONTACTS INC.

Voting Results for Annual and Special General Meeting of Shareholders

of Coastal Contacts Inc. (the “Corporation”)

Held on April 20, 2012 (the “Meeting”)

To:                     All Applicable Securities Commissions

The following matters were put to vote at the Meeting at which 17,487,767 shares representing 31% of the outstanding shares were voted. Pursuant to National Instrument 51-102, the report on the voting results is as follows:

1.             Election of Directors (Class I and II)

By a vote by way of show of hands, the following two nominees were elected to serve as Class I directors of the Corporation for a term of three years expiring at the annual general meeting of shareholders to be held in 2015:

Jeffrey Mason

Tushar Shah

By a vote by way of show of hands, the following two nominees were elected to serve as Class II directors of the Corporation for a term of one year expiring at the annual general meeting of shareholders to be held in 2013:

Jeff Booth

John E. Currie

2.             Appointment of Auditor

By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditor of the Corporation.

3.             Approval of Share Consolidation

By a vote by way of ballot, a special resolution was passed that, pursuant to section 173 of the Canada Business Corporations Act, the Articles of the Corporation be amended to change the issued and outstanding common shares of the Corporation, upon the determination of the Corporation’s Board of Directors at any time prior to April 21, 2013, into a different number of shares by the consolidation of the issued and outstanding common shares of the Corporation on the basis of one new common share of the Corporation for each such number of old common shares issued and outstanding as the Board of Directors may determine advisable, with such share consolidation to be on a basis of one new common share for not less than two and not more than five old common shares. In respect of all votes cast by shareholders present at the meeting in person or by proxy, 17,477,537 (99.94%) of the votes were cast for and 10,230 (0.06%) of the votes were cast against this special resolution.